Exhibit 99.3

REFINITIV STREETEVENTS

EDITED TRANSCRIPT

EVENT DATE/TIME: JULY 23, 2021 / 11:00AM GMT

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REFINITIV

JULY 23, 2021 / 11:00AM, MG.TO - Magna International Inc to Acquire Veoneer Inc Call

CORPORATE PARTICIPANTS

Louis Tonelli Magna International Inc. - VP of IR

Seetarama Swamy Kotagiri Magna International Inc. - CEO, President & Director

Vincent Joseph Galifi Magna International Inc. - Executive VP & CFO

CONFERENCE CALL PARTICIPANTS

Brian Lombardi Seaport Global Securities LLC - Head of Strategy for Risk Arbitrage & Event Driven Team

Christopher Patrick McNally Evercore ISI Institutional Equities, Research Division - MD

Colin M. Langan Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst

Dan Meir Levy Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Hampus Engellau Handelsbanken Capital Markets AB, Research Division - Automotive Analyst John Joseph Murphy BofA Securities, Research Division - MD and Lead United States Auto Analyst Mark Trevor Delaney Goldman Sachs Group, Inc., Research Division - Equity Analyst

Michael W. Glen Raymond James Ltd., Research Division - Equity Research Analyst

Peter Sklar BMO Capital Markets Equity Research - Analyst

Shreyas Patil Wolfe Research, LLC - Research Analyst

PRESENTATION

Operator

Greetings, everyone, and welcome to the Magna acquisition of Veoneer. (Operator Instructions) Please note today's conference is being recorded, Friday, July 23, 2021.

It is now with pleasure that I turn today's presentation over to Mr. Louis Tonelli, VP of Investor Relations. Please go ahead, sir.

Louis Tonelli - Magna International Inc. - VP of IR

Thank you, Bridget, and good morning, everyone. Joining me today are Swamy Kotagiri, CEO; and Vincent Galifi, CFO. We issued a press release yesterday announcing that we've signed a definitive agreement to acquire Veoneer. You'll find the press release, today's conference call webcast and the slide presentations to go along with the call, all in the Investor Relations section of our website at magna.com.

Before we get started, just as a reminder, the discussion today may contain forward-looking information or forward-looking statements within the meaning of the securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements. Please refer to yesterday's press release for a complete description of our safe harbor disclaimer.

Now let me pass the call over to Swamy.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Thank you, Louis. Good morning, everyone. I'm excited to be able to speak with you about a compelling transaction for Magna: the acquisition of Veoneer. That will position our ADAS business as a global leader. Combining our complementary business strengths broadens our product portfolio,

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capabilities, customer base and geographic presence. Veoneer adds significant engineering and software expertise. As a result, this transaction enhances our full ADAS system capabilities and feature functionality and accelerates our content per vehicle opportunities. We also gained a leading global position in restraint control systems, a business with strong electronics expertise. This acquisition is consistent with our go-forward portfolio strategy that we communicated to investors back in April, namely accelerating the deployment of capital towards high-growth areas, in this case, ADAS.

The transaction provides benefits to a number of key stakeholders. Our strong balance sheet and cash flow can provide added confidence to customers that we can execute on upcoming growth plans and continue to invest in new technologies and programs. The leadership position in ADAS our combined business, together with Magna's overall scale in the industry, offers exciting opportunities for Veoneer's employees and supplier partners. The increased software and overall ADAS confidence further strengthens our overall vehicle systems capabilities and our positioning in future mobility, which is good for employees from both companies. Overall, the transaction is expected to create long-term value for Magna shareholders.

Let me get into some of the details. First, I briefly cover Veoneer's business profile. Veoneer is a leading supplier of automotive safety technology. It has 7,500 employees worldwide working at 5 manufacturing locations and 25 technical centers in 11 countries. Veoneer's pro forma 2020 sales were $1.3 billion. In active safety, Veoneer has extensive capabilities including camera, radar, and driver monitoring systems as well as domain controllers. Veoneer's Arriver platform offers a complete software stack. On the passive safety side, its restraint control systems is a profitable business with a global leading position.

As I said earlier, our businesses are complementary. We have a particular strength in camera-based systems, including front, surround view, rearview and in-cabin monitoring. We also had key developments ongoing and program awards in other technology areas including: radar, where our ICON digital technology provides significant potential benefits; solid-state LiDAR; compute in general, whether it's ADAS, ECUs or domain zonal controllers; and ultrasonics.

Veoneer is also strong in front camera systems and has developed night vision camera technology. Veoneer has a solid market position and development and manufacturing experience in radar as well as capabilities in other areas such as driver monitoring and domain controllers. Veoneer also has perception and drive policy software through its Arriver platform.

We expect the 2 businesses combined to be among the leaders in camera and radar systems technology, which represents the 2 largest total addressable markets in ADAS today and in the future. We also expect the combined business to be poised for significant growth in domain controllers as that market develops. In addition, Veoneer would provide Magna with leading function, development and software expertise, in particular, strengthened positions in areas such as perception software and premium features and functions as well as engineering infrastructure. Overall, our combined comprehensive capabilities would cover the entire ADAS spectrum with a number of strong market positions. Included in the appendix is a bit more detail on our complementary ADAS capabilities.

This transaction provides additional electronics engineering expertise. Adding Veoneer's over 3,800 engineers enhances our resources in the evolving ADAS arena and can also support Magna's broader mobility activities. In particular, Veoneer's over 1,700 software engineers significantly strengthen us in a critical area and positions Magna at the forefront of ADAS.

This acquisition also expands our business with major customers and provides access to new customers and regions, including in Asia. This should drive good sales diversification for the combined business by customer and by region. Overall, the combined business better positions Magna as a full-system ADAS supplier, which should accelerate content per vehicle opportunities for our ADAS business. It also allows us to explore additional possibilities across the company, for instance, in connected powertrains, and better positions Magna's overall business.

With that, I'll pass the call over to Vince to cover additional details on the transaction.

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Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Thank you, Swamy, and good morning, everyone. I am also excited about the opportunities that this acquisition brings in an important and growing segment of mobility.

Let me start by covering the growth opportunities expected in the ADAS market. Overall, the market is estimated at around $13 billion last year and is expected to more than triple over the next 10 years, expanding at a compound annual average rate of about 14%. Camera and radar technologies represent the largest part of the market currently and will remain so over the next 10 years. Domain controllers are expected to be among the fastest-growing areas and should be the third largest element of the addressable market by 2030. In each of these 3 areas, our position would be strengthened as a result of this transaction.

Based on outlook disclosures made by each company earlier this year, our combined business is expected to grow at a compound average growth rate of about 30% out to 2023, roughly twice the pace of the ADAS market. This reflects a solid book of business across multiple products, features, customers as well as regions. And this compares to about a 20% growth rate expected for Magna's stand-alone ADAS business over the same time frame.

Let me review some of the transaction details. The total consideration for the acquisition of 100% of Veoneer's equity is $31.25 per share, payable in cash. This represents an equity value of about $3.8 billion and an enterprise value of about $3.3 billion. The transaction, which we expect to close near the end of 2021, is subject to Veoneer's stockholder approvals, certain regulatory approvals and other customary closing conditions. I'm happy to say that Veoneer stockholders representing approximately 40% of Veoneer's outstanding shares intend to vote in favor of the transaction.

The transaction enhances Magna's sales growth profile, with more than 50 basis points improvement per year through 2023. We anticipate the transaction will be accretive to earnings per share, excluding purchase price amortization in 2024, and we expect annual run rate cost synergies of about $100 million by 2024. While the acquisition is expected to be dilutive to earnings in the first couple of years, we expect to realize the benefits of the investment over the mid- to long term, positioning the company in an important market segment. All in all, we expect to create long-term sustainable value for shareholders with this transaction.

We plan to fund the transaction with cash on hand in our combined businesses and some additional debt. We anticipate an adjusted debt-to-adjusted-EBITDA ratio slightly above the high end of our target range on closing. However, we believe we will be within the target range by the end of '22. As a result, we expect to maintain our strong investment-grade credit ratings.

Some of the key areas in which we have identified synergies include: SG&A; procurement; development activities; manufacturing; and in the case of cash savings, taxes. We have an integration team identified that is highly focused on realizing the synergies.

Key next steps for the transaction include: our integration team initiating dialogue with Veoneer; employee engagement, including information sessions to welcome employees and inform them about Magna. Veoneer will establish a date for a special meeting of its stockholders to vote on the transaction and the initiation of regulatory filings in the various jurisdictions in which the 2 companies operate.

In summary, this transaction positions us as a global leader in the fast-growing ADAS market. Combining our complementary businesses strengthens and broadens our product portfolio of capabilities, customer base and geographic presence. Veoneer has significant engineering and software expertise. And as a result, this transaction enhances our full ADAS systems capabilities and accelerates our content per vehicle opportunities. We're also gaining a leading global position in restraint control systems. The acquisition is consistent with our go-forward strategy to invest in high-growth areas, and it creates long-term value for Magna's shareholders.

I want to thank you for your attention this morning. Swamy, Louis and I will be happy to answer your questions.

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QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And our first question comes from the line of John Murphy of Bank of America.

John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst

Can you hear me?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Yes, John.

John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst

Just a first question on strategy. I mean some of the investor logic here seems like it makes a lot of sense, and we certainly agree with your business structure. But Veoneer certainly had a view that this high-growth company should be a stand-alone entity, for many reasons, to isolate value and potentially raise capital at lower cost. So I'm just curious, as you think about that reversal in strategy, which is not yours, but why that you think that might be happening? And then also, maybe from Magna perspective, why is this the time to acquire this company? I mean, obviously, it's been public for a while, so you could have had shot at it in the past. I'm just curious why now as well from your perspective.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

John, this is Swamy. This is a fast-growing area, and scale and synergies, where possible, is important in such a fast-evolving technology area, and I believe this transaction addresses that exactly. We talked about our strategy from one Magna system perspective, whether looking at ADAS or a powertrain or a body structure system by itself and looking at the overall vehicle holistically. And our belief, and we've been communicating that it's important for us to have that overall view, and there is more to be had in having those synergies and interface, understanding of various systems, how do we bring it all together and explore opportunities that wouldn't be seen if it was a completely independent entity. I mean the businesses do operate in a very focused way so that they understand the road map and what needs to be done in each area, but there is also a lot to be said about looking at the interfaces and looking at the overall thing.

We have been very focused and deliberate. We have looked at various targets. So I wouldn't say this is only recent. We have looked at this in the past. And I would say the discussions have been pretty much most of '21. And if you look at the complementary aspect of product, geography and how the technology and what's evolving, it just happened to be happening now, but it's -- that's always been there looking at various aspects.

John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst

Okay. And that kind of leads to a second question. I mean, obviously, it looks like that Veoneer probably would have needed to raise capital going forward. Obviously, with your resources, that's no longer an issue. But I'm just curious, maybe more broadly on resources at the company. I mean, as you think about becoming part of the Magna family over time, I mean, you're going to have these 3,800 engineers plus and 1,700 software engineers, as you fold them into Magna with capital and other human capital surrounding them, is there the opportunity to potentially even accelerate this more than what you're talking about between '21 and '24? I mean, '24, there's not that much you can affect in significant change on business.

But obviously, beyond that, because of programs, I would imagine you could probably do a lot. I mean how much do you think that they may have been resource-constrained and becoming part of the Magna family unleashes that and potentially even accelerates the growth further?

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Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

I'm excited about the potential, as you mentioned, John. I think one of the key things in this area is to have the right talent and the right amount of talent. And if you just look at bringing the 2 businesses together, like you said, we see a lot of opportunity in being able to address a much broader breadth of the program spectrum. Like you said, the timing is going to be important, but we see a lot of very active discussions on that topic. And not only that, I think if you look at what expertise comes along with it, what we can do in other areas, from a feature functionality perspective, is also something to look at. So I definitely believe there is an upside potential as we talk to customers. The initial reaction from the customers has been very positive and proactive.

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Yes. Swamy, Vince here. I just wanted to add something as well, John. Swamy's talked about the kind of the technology and the positioning. But also, from a balance sheet perspective, we've talked about this in the past, having a strong balance sheet at Magna and lots of cash flow generation is a real positive when it comes with customers and customer rewards because they sense and they know the stability that sits in our organization. And I think that alone also is going to create opportunities that potentially wouldn't be available as a stand-alone company to Veoneer.

John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst

I have many questions, but I'll just ask one last one and turn it over. The restraint side of the business is not getting a lot of air time here. You guys are obviously the masters of scale and technology. Is there any opportunity on that side to potentially grow that business and maybe generate more cash from that "core" or less growth side of the business that might be sort of a stealth benefit that's getting lost in the shuffle here?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

So John, like you said, RCS is a strong profitable business for Veoneer and also has a market-leading position and solid track record within the passive safety products. That part of the business also has a global engineering and manufacturing footprint and is pretty integrated with the ADAS business. There are interdependencies with the rest of the business, but we'll have to explore further once we close, but it also brings a DNA of a quality and safety-related mindset, which combined with Magna's operational experience and scale, like you said, we also see that to be a strong area going forward.

Operator

And our next question comes from the line of Chris McNally of Wolfe Research.

Shreyas Patil - Wolfe Research, LLC - Research Analyst

Sorry. Was that for Wolfe Research?

Operator

Yes, sir.

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Shreyas Patil - Wolfe Research, LLC - Research Analyst

Yes. Sorry. This is Shreyas on for Rod. Just 2 questions. Number one, when you look at the ADAS market growing to $27 billion by 2025 and $46 billion by 2030, what do you expect? What are you seeing in terms of penetration rates for L1 or L2 ADAS systems? And then how do you -- how are you thinking about the more advanced L2+ or even L3 over those periods?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

So one of the key things we have said is our focus is on the L2+ or up to L2+. If you look at it, it's a little bit of a crystal ball, but from the L1, L2, L2+ perspective, we see a significant penetration from where we are today. I think Vince mentioned some of the numbers from an overall market perspective. So I think we see a lot of that in the premium mid segments, but I think it will continue and proliferate a whole lot more going forward into pretty much all the segments. So I think there is a huge market to be had there, and that's where the focus is right now.

I think this transaction enhances that system capabilities to be able to address all variants from L1 to L2+. It is a whole discussion about the L3 definition, but really advanced driver assist functions is how I would characterize it. For L4, L5, I still think it's a little bit of a long road, and it's a small number in terms of the vehicles produced globally in 2030 that will be full L4, L5. And in a geo-fenced areas creates a new business models, for sure, but not from a normal context of things as we see. But we are monitoring that. And as you know, we have participated with Waymo, and we continue to look at that.

Shreyas Patil - Wolfe Research, LLC - Research Analyst

Okay. And then you've talked about this in the past. I mean, Magna has a strong existing relationship with Mobileye. You've been working together since 2007. And you do have programs in the pipeline that will be incorporating Mobileye's Vision systems. What -- however, we've seen in the past, Mobileye has refused to work with companies that design or sell their own vision systems, which Veoneer is currently doing. So how should we think about that relationship going forward?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

The software stack which is the Arriver today has been run as a separate independent entity with Veoneer. And from -- as we stand today, our intent is to do the same. Like you said, among the Tier 1 ADAS suppliers, we have the longest relationship with Mobileye, having worked on many successful programs. And our intent is to continue to work with them, but we have to look after closing how we go along with it and figure out the relationship. But our intent is to continue the strong relationship we have.

Shreyas Patil - Wolfe Research, LLC - Research Analyst

Okay. And just one quick one. You talked about Veoneer being accretive to Magna earnings by 2024. So what does that imply in terms of how you see Veoneer's stand-alone profitability by that period? And how should we be thinking about the impact of purchase price amortization?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Yes, it's Vince. In terms of Veoneer, we're not going to be able to comment specifically on their outlook and their numbers. They've got some public disclosure. I suggest you refer to that. When I think about the overall dilution at Magna, we haven't given guidance, EPS guidance, obviously, for '22 or '23. But I think, big picture, just to kind of frame it up, if you put the 2 businesses together, building our synergies, which are pretty significant -- and we're excluding PPA, which, by the way, is still kind of a target we got to work on, and that could still move around. I think about '22 EPS dilution is going to be less than 10%, with a significant reduction in dilution in '23 and then accretive for us in '24.

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From a PPA standpoint, we've got to get all the experts to kind of look at all of this and figure out what buckets goes in what bucket. But from my perspective, that's a noncash charge. I think we should be looking at what this business would be on a continuing combined basis, and those are the numbers I've kind of quoted.

Shreyas Patil - Wolfe Research, LLC - Research Analyst

Yes. Any just roughly how to think about PPA? I know you're still working on it just for modeling purposes.

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Yes. I think when you look at -- I'm just trying to get a piece of paper here. When I look at the Veoneer's balance sheet at the end of Q1, they disclosed -- if you back goodwill and intangibles on their books, so their net identifiable assets are just under $800 million. So if we got a purchase price of $3.3 billion enterprise value, there's just a gap that needs to be allocated. And again, we have not done the work yet. But obviously, some of that's going to go into tangible assets. Some of that's going to go into intangibles. Some of that's going to go into things that don't get amortized. So we'll just have to work through it. Just don't have all that information and all that analysis completed at this time.

Operator

Apologies. That was Rod Lache (sic) [Shreyas Patil] of Wolfe Research. We will now go to the question coming from the line of Chris McNally of Evercore ISI.

Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD

So a 2-part question, and the first is a follow-on to Wolfe's question. But clearly, I think the main question is maybe not around your relationship with Mobileye, but probably around how the vision tech for existing programs at Veoneer will get migrated going forward. I think it's clear, radar, thermal, DMS, it's clear complementary and it's going to bring scale. But for that same logic, how do we migrate the existing customers over to Mobileye Vision over time?

And the second question is, it's somewhat clear that I think Veoneer had some issues and had some key risks when it comes to 2 of their main key vision customers, Daimler and Volvo. Can you just comment how you incorporated those risks into the forward assessment of their long-term ADAS potential?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Chris, we cannot comment specifically on the customer breakdowns or conversations. But if you just look at the overall architecture, I think the software stack and the hardware, there is obviously an interface, and if we work through it. The software stack and the architecture piece of it is obviously a customer decision as they think through the process as well as how they source it. When we look at different aspects, you talked about DMS, we talked about surround view and rearview systems and so on and so forth, there is different aspects of the software which is either perception or feature functionality that is there, even in driver monitoring systems.

We are able to do that today, right? And I -- as we talk about the future programs, we're really looking at the building blocks that we always talked about and having that modularity that is required to make the system architecture as well as the development time as efficient as possible. So I think, if you just overall look at it, we expect to be among the most comprehensive camera vision capabilities in the industry. I'm pretty optimistic about it. And as I said before, talking to various customers, the reaction has been very positive.

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Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD

Okay. Great. And then just a final one. Could you talk a little bit how much this was a negotiated deal versus a competitive bid process? I think it has been brought up a couple of times. Obviously, Veoneer has been out there for a really long time. So if you could just talk about that from a deal perspective.

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Yes, Chris. It's Vince. Veoneer, as Swamy talked about earlier, and I think a response to the question has been on our radar screen for quite some time. I think as we look through the transaction and we make contact to the team, certainly, everyone understood the complementary nature of both of our businesses. I think you're going to see -- I know you probably will see a lot more detail on how this all came together in the [products or emerging products]. At this point, I really can't give more color than that.

Operator

And our next question comes from the line of Peter Sklar of BMO Capital.

Peter Sklar - BMO Capital Markets Equity Research - Analyst

Okay. Swamy, if I look at the map that you provided in the presentation showing where the capabilities of the 2 companies are, like there's a lot of complementary overlap, like particularly as I look at the chart in camera systems and radars and domain controllers. So could you provide maybe some specific examples or in some of the more important areas, how this is complementary to Magna rather than redundant to your current capabilities? Because this is a product profile where already Magna was very -- had progressed well down the road. So if you could just maybe pull a couple of examples to explain that.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Absolutely, Peter. When you talk about the overall system, I think a good example would be a radar. When we talk about the Veoneer experience and production as well as development, they've been at the corner radar and the midrange or the short range radar have been in production for a long time. And millions of units in production and on the road. And we, as Magna, have talked about the ICON digital radar going forward, which is a step function. If you put the 2 together, now we have the manufacturing development, feature functionality experience and a road map as a next step going forward in the radar road map. So that's one good example.

If you now talk about the camera side of things, you're right Magna had a great position as we sit here today. Now look at the Veoneer and bring the 2 together, whether it's mono or whether it's stereo camera systems, whether it is driver monitoring system in terms of awarded programs plus the ones in discussion adds scale, and if you take the complementary nature of being able to bring other products like the mirrors like we talked about into CLEARVIEW, that's additional.

And the perception drive policy software, the stack and just the experience of having the feature functionality and the skill that comes together, I think makes this platform really complete, and like Vince talked about, gives us a chance to leverage this platform to get scale on a lot more programs, right, on what's there in the market that we know. But there is also now the geography and the other customer base in Asia, which further enhances the rationale for what we're talking about.

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Peter Sklar - BMO Capital Markets Equity Research - Analyst

Okay. And Vince, can you talk a little bit about how Magna assessed valuation? I think this is the first time I can recall where you've bought a company that isn't currently generating EBITDA, though it sounds like you expect it to be accretive within a couple of years. So how -- like how does Magna satisfy itself on what an appropriate valuation is to pay for the company?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Yes, Peter. Let me just remind you, when we, I think, did GETRAG 5 years ago -- 5 or 6 years ago, it also was dilutive to earnings per share. And the fundamental approach to doing any investment at Magna is the same and has been applied in this case over here. You've heard me talk about, I think, where you create value is where you generate a return that is more than your cost of capital. And DCF is the way that I look at things, whether we're quoting on a program, whether we're looking at productivity capital to improve efficiency in our operation or whether we're looking at an acquisition.

In this case over here, you kind of sit back and you look at the growth profile in Veoneer, the prospects that brings from a synergies perspective. And you take an appropriate discount rate and take risk into account, then you look at that and a is greater than b. So from a financial perspective, I'm confident this creates value for our shareholders.

What doesn't go into the equation is some of the software things that we've talked about in our presentation, as you put the 2 together, what additional opportunity is there because Veoneer now becomes part of Magna? We've got more full systems capability. What opportunities that bring to other parts of our business? And what opportunities does it bring to our ADAS business because we're a stronger balance sheet, combined resources, lots more capabilities. And that has not been quantified in our DCF model. I mean, we just really look at the financials.

So that's how we came about from a valuation perspective. And as I've always said, earnings per share is important to all of us. But I think if we make the right decisions and position ourselves well in a growing market segment that creates -- I use the words long-term sustainable value for shareholders.

Peter Sklar - BMO Capital Markets Equity Research - Analyst

Okay. And then just lastly, given that the acquisition will just nudge your -- nudge you above the target, kind of the target capitalization ratio for the company of 1.5, can you talk -- just talk a little bit, should we expect you to slow down a little bit on the NCIB until you get back within the range? Or do you have the cash flow both for the NCIB and to bring you back within the target range of 1 to 1.5?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Peter, I'd say that we're going to just nudge slightly above the 1.5x on a pro forma basis, if we look at this thing closes in '21, and '22 will be in our range. And I've always talked about -- and we've always talked about our capital allocation philosophy is: one, invest in the business organically and inorganically; pay dividend that grows over time. And to the extent we have excess liquidity, we buy back some stock. Given where we are with this transaction, we're going to shut down the buyback for the balance of '21.

As we get into '22 and we're looking at now getting in the midterm, the mid position of our overall range, we're going to sit back as a team and say, what are the opportunities we have? Do we have excess liquidity? And if we have excess liquidity, we'll start buying back stock again. And that philosophy hasn't changed at all on what we do.

Operator

And our next question comes from the line of Dan Levy of Crédit Suisse.

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Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst

Okay. I want to go back to just the question on scale and market leadership. And obviously, we can see that, when you add the revenue of your active safety business with Veoneer, just based on some of your comments, it implies something like shares in the mid-teens. But I'm wondering, is it as simple as just -- what is it to gain true market leadership? Is it as simple as just having more software engineers? What is it exactly that the deal is doing that's going to make you better positioned when bids are going out?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Dan, so a couple of things that I talked about is just looking at the efficiency of the development cycle and the development resources and being able to leverage a given platform into various programs, right? So that is one aspect of it. If you look at the different -- whether it's driver monitoring system or surround view or the overall system, like we're doing in some cases, the entire sensor suite, the compute as well as possibly feature functionality in a different model going forward. I think, once we are able to supply components or pieces or the entire system, but more importantly, have the system understanding that is completely there, will bring us to the table at a different level.

And I think the OEMs, the customers are looking at the suppliers to say what capability do they have and what platforms can be leveraged so that we can get the synergies as you are launching different variants of the vehicles. So I would say those are some of the key fundamental reasons besides some of the things that Vince already talked about, the strong balance sheet, the stability of the company, the operational excellence. And also, I think it's important, as we're talking to the new entrance and even our customers today, to show that we understand not just the pieces of ADAS and not only the ADAS, but also how it fits into the overall evolving architecture of the vehicles going forward. I think all of this holistically is what we believe definitely going to create a lot of opportunities.

Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst

Great. And then a follow-up. I think we've seen more recently automakers really taking a more active role in shaping their own ADAS content. And you can go down the line of some of these level 2+ programs, automakers are just doing a bit more, as opposed to the old model of relying purely on Tier 1 or Tier 2 suppliers. So maybe you could give us a sense for how the potential risk of in-sourcing factored into your process of choosing to do the deal.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Yes, Dan. I think, just like any other system, there is a base layer and a middle layer and an application layer. And the architect of the overall system and what the consumer should feel and experience is defined and specked by the OEM. I think having the ability to leverage the non-discernible part to the consumer or the middle and base layer, I think, is what's going to get scale. The application layer, which is the brand differentiation in the touch and feel and experience of the consumer, definitely is going to be driven by the OEM.

But for us to be able to understand and create that scalability and modularity is going to be really important. And just like any other systems, right, in different OEMs, different strategies, in some cases, we see subsets and in some cases, we see the entire system being sourced, and we have to be ready for all of that. But knowing the entire system and being able to do all of it as and when needed is definitely important. But also on a side topic, the testing and validation and efficiencies in pre-integrated solutions, the base software and middleware, all of these are going to provide a huge benefit as we see when the 2 businesses come together.

Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst

Great. If I could just squeeze in one more, are there any parts of the business that you may need to consider disclosing to get acquired regulatory approval? I know you have some overlap on front-facing cameras.

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JULY 23, 2021 / 11:00AM, MG.TO - Magna International Inc to Acquire Veoneer Inc Call

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Dan, I cannot comment with certainty. But as we went through it, we don't see it. It's going to be a leadership position, but not to a point where I would say -- I mean, there are 3 or 4, at least, competitors. The idea is to have a relevant leadership position. But I don't think, at least in our view at this point, we see that to become a regulatory antitrust issue.

Operator

And our next question comes from the line of Mark Delaney of Goldman Sachs.

Mark Trevor Delaney - Goldman Sachs Group, Inc., Research Division - Equity Analyst

Yes. I wanted to talk about the R&D outlook and drive policy software, in particular. The whole industry has been requiring a lot of R&D dollars. And it's an area that's been seeing increasing levels of investment from a lot of the industry participants. I know you talked already about some synergies that you think the combined portfolio can have, but maybe you can talk about how you see the gross investment requirements evolving, especially around the software stack.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Mark, maybe it's a little bit too early to talk specifics about the combined R&D spend. But also, at least in my viewpoint, right, we have been separating the what I call the driver assist functions and the, call it, the L4, L5 full autonomy. If you've seen in the past, we've said that we expect to have an average about $600 million in engineering spend in the megatrend areas, including autonomy, over the next 3 years. But our focus really is on what we call up to the L2+. That is the area where we see a lot of proliferation.

What you talked about the industry spend, obviously, is at a different level on the perception and other things when you talk about full autonomy. Our focus would stay on the platforms and the future functionality that we need to provide for up to the L2+. And to the extent we see the synergies in the platform and how this comes together. I think we'll be able to leverage and proliferate into more programs. And we see a lot of synergies in the core development activities from bringing these 2 together.

Mark Trevor Delaney - Goldman Sachs Group, Inc., Research Division - Equity Analyst

Okay. That's very helpful. And for second question, to follow up on what Dan was asking around OEMs trying to take on some of this capability themselves, but also in many cases, still wanting to work with Tier 1 suppliers such as yourselves. Can you talk about how you envision customers buying from you in a sense? Do you think it will be, in many cases, providing a complete ADAS systems, including software and a full set of hardware sensors, demand controllers and such? Or do you think it's going to be more of a partnership and selling individual parts of the system and more collaboration with OEMs who are trying to do a lot of it themselves?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

I think, Mark, like I said, I think we are going to see a combination of all, right? In some cases -- I mean, just looking at the architecture itself, there are some that are zonal, some are central, some are peripheral at the sensor level. As a capable Tier 1, you have to be able to do all of those, but we can do all of those only if you understand the entire system and where -- how the market is looking at it so we can develop the appropriate platforms and do it in a way that we can flex and be scalable and modular.

I -- even though they might do domain controllers or sensors or different parts of the system separately or the entire system, I believe it's extremely important to be able to do all of it and be able to supply, knowing that it might not be the entire system every time.

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JULY 23, 2021 / 11:00AM, MG.TO - Magna International Inc to Acquire Veoneer Inc Call

Operator

And our next question comes from the line of Colin Langan of Wells Fargo.

Colin M. Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst

The combined business, I think, will have $1.2 billion in ADAS revenue. I think, based on the market size for ADAS, it looks like it's going to be a high single-digit. Where does that put you in terms of sort of the global landscape? Are you sort of #3 now, #4 in ADAS? And -- because typically, I think you're usually #1 or 2 in most of your segments. And how far behind would you be to the leaders in the space?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

I don't know if we can exactly put a number, but I would say it would be in the top 5. And Louis, maybe you can comment on that. But the important thing is, if you have the right product and the right presence and the right capabilities, it's a really fast-growing market and the addressable market is significant. At the numbers that you mentioned, I don't think there is a large gap in each of the players even in different positions. So I think they'll vary back and forth a little bit, but I would say it would be in the top 5.

Louis Tonelli - Magna International Inc. - VP of IR

Yes, I agree with that.

Colin M. Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst

Got it. And I'm not sure you commented on this, but I think Veoneer has said they guided to an operating profit in 2023. You see $100 million in synergies by 2024, but it won't be accretive until 2024. Is the difference just the purchase price amortization? Or is there anything else that we should be considering impacting sort of that accretive outlook?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Colin, it's Vince. I mean -- from our perspective, I guess, just a couple of things. One, you got synergies, obviously, that we're going to realize over the next 3 years. We also have some integration costs that we factored in. The amount about the annual run rate of the synergies when we get to -- out to 2024, but those costs are going to be front-end-loaded in terms of trying to achieve those synergies. So it's a net of the two.

But my comments were that you can kind of work kind of backwards and figure out where we are. But I did say '22 dilutive, less than 10%, but a significant reduction at dilution in '23 and then incremental in '24. So we're seeing a quick improvement in overall results at the Magna level, including synergies and integration costs.

Colin M. Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst

Got it. And just one last one. I mean, any color on the cadence of the $100 million in synergies? Is the chunk of that going to be front-end-loaded as you reduce some of those corporate costs?

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JULY 23, 2021 / 11:00AM, MG.TO - Magna International Inc to Acquire Veoneer Inc Call

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Yes. I think the costs are more front-end-loaded. The synergies, I kind of think about them as being even, kind of even over the next 3 years, 1/3, 1/3, 1/3, and they continue going on.

Operator

And our next question comes from the line of Michael Glen of Raymond James.

Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst

Can you just provide some commentary surrounding employee retention or management retention with respect to the deal?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Yes. As we talked about, one of the important part of it was the talent. And if you look at -- it brings a lot of experience in software and hardware and the safety-related mindset. We have a great team at Magna Electronics. One of the key things that I -- we see is, as these 2 organizations come together, there is a lot more opportunities that will come to the table. That's one.

But also looking at the Magna overall perspective and looking at how this could add other potential, whether it's in powertrain or mirrors or lighting, a lot of electronic feature functionality that would be needed, I think there is more opportunities that could be had for the combined team. But over the next months, as we work through this process, we'll have a chance to figure out how that all fits in, but there's more opportunities than the talent, as you know, in the industry right now.

Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst

Okay. And then just in the press release, in the commentary surrounding the $100 million in synergies, you said that it's additive to Veoneer's market adjustment initiatives. Can you just give a quick summary of what Veoneer's market adjustment initiatives look like?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Swamy, let me -- I guess, Veoneer's publicly talked about some of the plans that they've got for engineering in particular and how their ensuring cost was ramping down and the rationale for that. So what we've talked about is over and above what they publicly guided to. Our synergies are incremental to all that. We really cannot comment more specifically. I think you can go back and have to look what Veoneer said publicly in the past.

Operator

And our next question comes from the line of Hampus Engellau of Handelsbanken.

Hampus Engellau - Handelsbanken Capital Markets AB, Research Division - Automotive Analyst

I'm sorry for coming back on the Vision software within Magna and Veoneer. And as highlighted, Magna is finally collaborating with Mobileye. I know when Veoneer decided to go for their own software, Mobileye immediately terminated the collaboration. At this time around, Veoneer has also done a collaboration with Qualcomm to productify their Arriver software in the Snapdragon chip, which will be a head-to-head competitor with Mobileye EyeQ5 and next generation. And my question is, how -- what sense -- how do you secure that Mobileye will not terminate the

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JULY 23, 2021 / 11:00AM, MG.TO - Magna International Inc to Acquire Veoneer Inc Call

collaboration? Secondly, what's your view on the Qualcomm collaboration? Is this something that you will terminate and you (inaudible) two softwares side by side within the new (inaudible)?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

I think, like I said in my initial comments, our intent would be to continue. I cannot, obviously, comment on behalf of Mobileye. We are familiar with the relationship between Veoneer and Qualcomm as well as the people at Qualcomm. And we've also said Arriver will run as an independent unit, similar to how it currently is under Veoneer. And our intent is to continue to work with them. We have to understand we cannot talk specifics until the close is done, and then we can more specifically about the future road map at that point.

Operator

And our final question of the day comes from the line of Brian Lombardi of Seaport.

Brian Lombardi - Seaport Global Securities LLC - Head of Strategy for Risk Arbitrage & Event Driven Team

I guess this one is for Veoneer. What would you say about now being the right time to sell what? Why is now the right time to do a deal like this.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

I think you started out by saying the question was for Veoneer and we don't have Veoneer on the line. This is Magna.

Brian Lombardi - Seaport Global Securities LLC - Head of Strategy for Risk Arbitrage & Event Driven Team

So you don't have Veoneer on the phone?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

No, we don't.

Brian Lombardi - Seaport Global Securities LLC - Head of Strategy for Risk Arbitrage & Event Driven Team

There is no one from Veoneer on the phone?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

No, this is Magna. It's Swamy.

Brian Lombardi - Seaport Global Securities LLC - Head of Strategy for Risk Arbitrage & Event Driven Team

Okay. And I guess I've heard your answer to the process question, and it's wait for the proxy.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Yes.

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JULY 23, 2021 / 11:00AM, MG.TO - Magna International Inc to Acquire Veoneer Inc Call

Brian Lombardi - Seaport Global Securities LLC - Head of Strategy for Risk Arbitrage & Event Driven Team

With respect to the process from here, what do you think will be the gating item for closing. I see expected to be by the end of the year, will you need Chinese regulatory approval?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Brian, not (inaudible) everything, but pretty typical as where you're operating, you're going to need to look for some regulatory approval, which would include China. The combined businesses will be operating in China. We're going to need some stockholder approval. We talked about having about 40% of Veoneer's existing shareholders supporting this transaction. So I think it's a matter of just getting out the regulatory filings done, having the regulatory bodies review things, having Veoneer schedule a shareholders' meeting to vote on this transaction. And we're hopeful -- we talked about the -- near the end of '21, at the end of '21 as it rolling to the beginning of '22. The information we're getting from legal counsel is probably by the end of '21, we'll have this thing closed.

Operator

And that does conclude the question-and-answer session for today's presentation. Panelists, I will turn the call back to you. Please continue.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Okay. I just wanted to thank everyone for coming on the call at such a short notice. Hopefully, we have given good color. And we're really excited for the opportunities that are in front of us. Thank you. Talk to you soon.

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Thank you.

Operator

And that does conclude today's presentation. We do thank you for your participation and ask that you please disconnect your lines. Have a great rest of the day, everyone, and a great weekend.

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